2004 - 6

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing July 14, 2004 through September 17, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the press releases entitled:

-	“LG.Philips LCD completes pricing of initial public offering”, dated July 15, 2004;

-	“Nasa selects Philips’, advanced MIFARE DESFire contactless smart card chip technology to meet its secure facility access needs”, dated July 27, 2004;

-	“NAVETEQ announces pricing of initial public offering of common stock”, dated August 6, 2004;

-	“Philips and Samsung join forces for the development of new mobile devices based on Near Field Communication (NFC)”, dated August 31, 2004;

-	“China fastest growing market for Philips”, dated September 3, 2004;

-	“Philips realigns around brand promise”, dated September 13, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 17th day of September 2004.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Thursday, July 15, 2004

LG.Philips LCD completes pricing of initial public offering

Amsterdam, The Netherlands — LG.Philips LCD announced today the pricing of its initial public offering at USD15.00 per American Depositary Share (“ADS”) and KRW34,500 per share of common stock (“Share”). Each ADS represents one half of a Share.

The initial public offering comprises 33,600,000 primary Shares, and furthermore LG.Philips LCD has granted the underwriters an option to purchase up to an additional 3,744,000 Shares to cover over-allotments. As a result of the initial public offering, the interests of LG Electronics Inc. and Royal Philips Electronics N.V. (NYSE: PHG, AEX: PHI) in LG.Philips LCD will both be reduced from 50.0% to 44.8% or, if the underwriters’ over-allotment option is exercised in full, to 44.3%.

LG Electronics Inc. and Royal Philips Electronics N.V.will not be selling any shares in this offering. Philips expects to book a non-operating dilution gain from the value of its holding in LG.Philips LCD of approximately EUR 95 million in its third quarter results, or EUR 104 million if the underwriters’ over-allotment option is exercised in full.

A copy of the prospectus relating to the offering may be obtained from Morgan Stanley at 1585 Broadway, New York, NY 10036, from UBS Investment Bank at 299 Park Avenue, New York, NY 10171 or from LG Investment & Securities at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Republic of Korea.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 165,600 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. News from Philips is located at www.philips.com/newscenter.

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Tuesday, July 27, 2004

NASA selects Philips’ advanced MIFARE DESFire contactless smart card chip technology to meet its secure facility access needs

Eindhoven, The Netherlands, July 27, 2004 – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that the National Aeronautics and Space Administration (NASA) has selected Philips’ advanced MIFARE® DESFire contactless chip technology to enable secure smart card access to its facilities

Compliant with the United States government’s Government Smart Card Interoperability Specification (GSC-IS) standard, Philips’ chip technology is being incorporated into smart cards deployed to agency employees and contractors for immediate identity authentication. Other government agencies, such as the U.S. Department of Interior, are also implementing physical access systems compliant with the GSC-IS interoperability specification. Philips’ MIFARE DESFire V0.6 is the first chip solution currently compliant with this specification

In partnership with smart card system integrator MAXIMUS, NASA is the latest federal agency to move from low-frequency (125Khz) to industry-standard ISO 14443 technology for increased interoperability based on GSC-IS. Different agencies using a GSC-IS compliant physical access system based on the secure MIFARE DESFire will have the option to allow each other’s physical access cards to work in different secure areas, further enhancing inter-agency collaboration

A field trial is planned at the Marshall Space Flight Center in Alabama this summer, with potential expansion to 2,000 employees. If the trial is successful and approval is secured from the Office of Management and Budget, NASA plans to deploy more than 100,000 smart cards before the end of the 2005 fiscal year. This number includes cards for contractors and government employees

“Security is at the forefront of concern for our government customers today,” said Jeremy Grant, vice president, enterprise solutions, MAXIMUS. “Agencies do not want to invest in systems that will not be interoperable. Through our partnership with NASA and Philips we are developing advanced smart card access control systems that will be able to work seamlessly with other federal department and agency facilities following the GSC-IS.”

“Philips’ proven MIFARE DESFire offers a secure and cost-effective solution for high volume use,” explained Jan-Willem Reynaerts, general manager for market sector Transport and Logistics at Philips Semiconductors. “As the provider of the first GSC-IS compliant chip solution, Philips continues to be a leading innovator in the contactless smart card market, and demonstrated proponent of open standards.”

MIFARE is a registered trademark of Koninklijke Philips Electronics N.V.

About Philips’ MIFARE DESFire

Philips’ MIFARE DESFire provides a convenient, multi-functional smart card silicon solution ideal for mobility, identity and e-government schemes. The chip’s core characteristics – Fast, Innovative, Reliable, and sEcure, as noted in the “Fire” part of its name – are supported by a unique combination of flexible memory organization structure alongside impressive high data transaction rates, making it ideal for secure contactless services.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

For further information:

Christine Kao
Asia Pacific
Tel.: +886 2 3789 2821
Email: christine.kao@philips.com

Ria Kos
Europe
Tel.: +31 40 273 7649
Email: ria.kos@philips.com

Paul Morrison
Tel.: +1 408 474 5065
Email: paul.morrison@philips.com

Friday, August 06, 2004

NAVTEQ announces pricing of initial public offering of common stock

Amsterdam, The Netherlands – NAVTEQ Corporation today announced the initial public offering of 40 million shares of NAVTEQ common stock at a price of US$ 22.00 per share. NAVTEQ’s common stock will be listed on the New York Stock Exchange under the symbol “NVT.”

All of the shares included in this offering are being sold by Philips Consumer Electronic Services B.V. — a wholly-owned subsidiary of Royal Philips Electronics (“Philips”) (NYSE: PHG, AEX: PHI) — and NavPart I B.V. (“NavPart”), NAVTEQ’s principal stockholders. In addition, the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 6 million shares of common stock to cover over-allotments, if any. Because all of the shares included in this offering are being sold by existing NAVTEQ stockholders, they will receive all of the net proceeds from the sale of the shares.

As a result of the initial public offering, the interest of Philips in NAVTEQ will be reduced from approximately 83.5% to 41.2% or, if the underwriters’ over-allotment option is exercised in full, to approximately 34.8%. Philips expects to book in its third quarter results a gain on the sale of shares of approximately EUR 552 million, or approximately EUR 664 million if the underwriters’ over-allotment option is excercised in full. Furthermore, subject to a put-call arrangement between Philips and NavPart, Philips is expected to purchase 2,580,430 NAVTEQ shares during the course of the third quarter. This will subsequently increase Philips’ holding in NAVTEQ by approximately 2.9%.

“Together with our partners and management the company has developed a track record of performance in the digital navigation market. NAVTEQ is now an independent company and our shareholders will benefit from a gradual and orderly reduction in this holding,” said Jan Hommen, Vice Chairman and CFO of Royal Philips Electronics. “The proceeds from this transaction will be used for general corporate purposes.”

After the offering, NAVTEQ will have 87,621,435 common shares outstanding.

The common stock offering may be made only by means of prospectus, copies of which may be obtained by contacting:

Credit Suisse First Boston LLC Prospectus Department
Eleven Madison Avenue, Level 1B
New York, NY 10010
212.325.2580

Merrill Lynch & Co.
4 World Financial Center
New York, NY 10080
212.449.1000

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on August 5, 2004. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information:

Jayson Otke
Philips Corporate Communications
Tel.: +31 20 5977215
Email: jayson.otke@philips.com

Tuesday, August 31, 2004

Philips and Samsung join forces for the development of new mobile devices based on Near Field Communication (NFC)

Tokyo, Japan, 31 August 2004 – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that Samsung Electronics will deploy cellular devices that use Philips Near Field Communication (NFC) chip solutions. Users of Samsung devices that include Philips NFC chips will be able to access content and services in an intuitive way. For example, a Samsung mobile phone equipped with NFC technology could automatically connect with an NFC-enabled PC or TV, simply by holding them next to each other, in order to transfer digital pictures or other data.

This industry collaboration is an example of the potential NFC brings to enable the use of touch-based interactions in the areas of consumer electronics equipment, mobile devices, PCs and for payment purposes. Consumers are seeking easier ways to interact with their immediate environment and want to experience easy communication between their electronic devices and gain fast access to services.

“Joining forces with Philips for the further development of NFC-enabled devices is part of Samsung’s commitment to change the way information and services are paid for, distributed and accessed by all consumers,” said JK Shin, Senior Vice President of the Research & Development Team at Samsung.

“We envision a world of secure universal commerce and connectivity in which consumers can access and pay for physical and digital services anywhere, at any time, using any device,” said Mario Rivas, executive vice president, communications businesses, Philips Semiconductors. “Philips is committed to bringing this vision of the ultimate connected consumer experience through NFC technology innovations and industry collaborations with market leaders such as Samsung.”

Consumers will first see NFC technology appear in their most commonly utilized personal device – the mobile phone. With NFC, the mobile phone transitions from running primarily voice applications to becoming a more personalized device that can let you conduct secure payment transactions, gain access to public transportation, building access and store digital rights. In essence, the mobile phone becomes a point-of-sale terminal, a ticket counter, keys to your building, a transport card, a debit/credit card and an electronic business card all in one easy to use device.

About Near Field Communications (NFC)

Near Field Communication (NFC) — standardized in ISO 18092 – is an interface technology for exchanging data between consumer electronic devices, like PCs and mobile phones, at a distance of typically 10 centimeters. It operates in the 13.56MHz frequency range. As NFC-compliant devices are brought close together they detect the other device and begin to determine how they can interact in terms of transferring data. For example, bringing a NFC-enabled camera close to a TV fitted with the same technology could initiate a transfer of images, while a PDA and a computer will know how to synchronize address books or a mobile phone and a MP3 player will be able to initiate the transfer of music files. Using NFC, consumers can quickly establish wireless links between devices. It provides a more natural method for connecting and interacting with devices, broadening the scope of networking applications.

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 75,000 people in 89 offices in 47 countries and business performance for 2002 record $49.6 billion in sales and $5.9 billion in net income. Samsung Electronics is one of the world’s leading providers of advanced semiconductors, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units: Device Solution Network, Digital Media Network, Telecommunication Network and Digital Appliance Network Businesses.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Friday, September 03, 2004

China fastest growing market for Philips

Shanghai, China, September 3, 2004 – Royal Philips Electronics (AEX:PHI, NYSE:PHG) said today at a press conference in Shanghai that it is well on track with its China growth plan and in a number of activities even ahead. Overall, Philips President and CEO Gerard Kleisterlee is expecting double digit growth rates for the years to come. Philips has not only maintained its leadership positions in Domestic Appliances and Lighting, but also extended its market shares for most of its other lifestyle electronic product categories. Furthermore the company holds top 3 positions, for example with LCD monitors, Medical Systems and Semiconductors. Mr. Kleisterlee made his comments after Philips’ Board of Management successfully concluded a week-long visit to China for its annual strategic review including visits with political and industrial leaders as well as with customers.

In China Philips is one of the largest multinational companies with an activity level of more than EUR 7.5 billion and about 20,000 employees. With the recent openings of three new R&D sites, the company now has a total of 15 R&D centers with more than 700 employees. “Our research and development activities in the country will be stepped up to strengthen Philips’ leadership in the areas of healthcare, lifestyle and technology,” commented Mr. Kleisterlee, citing Philips’ medical imaging equipment joint venture with Neusoft as a recent example of the company’s ongoing commitment to China. The just-announced agreement with the Beijing Municipal Administration and Communications Card Co. Ltd. (BMAC) using Philips’ MIFARE® contactless chip technology in a new e-ticketing system for the Great Wall of China is another milestone for the positive development in this country.

“China is one of the most important growth markets in our current transformation into a more marketing driven company. This week’s visit also underlines our way ahead to developing world-class partnerships and R&D facilities throughout the country, as well as strengthening our relationship with the Central and Local Governments with respect to addressing China’s sustainable development,” added Mr. Kleisterlee.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Monday, September 13, 2004

Philips realigns around new brand promise

Innovative campaign to promote image of Healthcare, Lifestyle and Technology company New business group for consumer health and wellness announced

Amsterdam, The Netherlands– Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced a new brand promise evolving around the concept of ‘Sense and Simplicity’. The new positioning aims to give customers a distinctive image of a sharper, more focused enterprise, which — throughout its activities in Healthcare, Lifestyle and Technology — is held together by a common drive to deliver intuitive end-user experiences. The company will spend €80million on a new and innovative advertising campaign to bring its message to customers around the world.

Mr Gerard Kleisterlee, President & CEO, commented: “Philips is not the only technology company to grasp the need for simplicity – but I believe we’re the first to put a stake in the ground and declare our intent to take action. Others may aspire to be more fashionable, more cool. Our route to innovation isn’t about extra complexity – it’s about simplicity which we believe will be the new cool.”

“Simplicity is what people expect of technology and it is as applicable to a doctor working under pressure in a hospital with advanced medical equipment as it is to a consumer operating a DVD recorder. Simplicity is equally relevant to our customers, be it in Healthcare, in Lifestyle or in enabling Technologies. In each of these domains Philips already has many proof points of simplicity and some of these we highlight in our new advertising campaign. The challenge before us is to further realign our company to deliver on our new Brand Positioning in each and every aspect of what we do and make,” he continued.

“To mark our commitment to this cause from today onwards we replace the old motto ‘Let’s Make Things Better’ that has served Philips well for almost a decade,” continued Mr Kleisterlee. “While it is not very specific, it expresses commitment to both excellence and improvement. At a time in which our businesses could all define their own direction under one broad umbrella this was probably OK. With the One Philips strategy of the past years we see the emergence of another company where the marketing of our businesses is more aligned around a specific target audience and therefore we are now at a point where we’re able to get more specific for all of them. Now we’re able to tell you exactly how we’ll execute further change.”

The rebranding initiative is part of Philips’ management agenda to make the company truly market-driven and get it back on track to sustained, profitable growth, Mr Kleisterlee explained: “As we execute on our mission and go forward with implementing our strategy, Philips will see more and accelerated change. We have clear ideas about how to consistently fill in empty spaces around our core competencies, often in the overlaps of the Healthcare, Lifestyle and Technology domains. In the process we will enter into new markets and create whole new categories. The mix of our activities will continue to change and our new Brand Positioning has also been designed to guide us through this next phase of our transformation. The launch of our brand campaign today draws attention to a changing Philips, and we trust it will change over time the way the world sees and experiences Philips,” he said. Furthermore, Mr Kleisterlee announced the start of a new business group for consumer health and wellness with an ambitious growth target.

Advertising campaign

The brand campaign will focus firmly on a core target group consisting of the 20 percent of people who do 80 percent of the buying, typically affluent decision-makers in the 35-55 age range and A/B+ category who share a dislike for the unnecessary hassle often created by technology. “These same people make decisions in their personal and professional lives that are profoundly interesting to Philips,” Mr Andrea Ragnetti, Chief Marketing Officer, said. “One person making a decision on a top-of-the-range flat TV for his or her home could be the very same manager responsible for the purchase of medical diagnostic equipment at a local hospital.”

“We wanted this campaign to be true to the concept of Simplicity. We wanted to use a different language than the one you might have expected from any technology company, and from Philips in particular – fresher, cleaner, more human,” Mr Ragnetti continued. “Every ad, every insertion tells a part of the story. One ad reinforces another. That is why you will always see multiple insertions in consecutive TV commercial breaks. This is a first and absolutely unique in modern advertising.”

The campaign, which was developed together with DDB, Philips’ global advertising agency, and media buyers Carat, features existing Philips products that fit the new brand positioning. It will run via broadcast, print and online in the Netherlands, Germany, France, Italy, the United Kingdom, the USA and China, but the global reach of some of the media will give the campaign a wider impact with opinion leaders. The total value of the campaign in the second half of 2004 is around€80million . At an annualized rate, the spend for the new campaign is comparable with the world’s most influential advertising campaigns.

In addition to the global advertising campaign, Philips today also relaunched the company website www.philips.com. Following extensive research and examination of its web services across users, the site has been completely redesigned to deliver a more engaging, user-oriented experience, fully in line with the Simplicity concept. The new site ties together 56 specific country sites and offers information in a total of 30 languages.

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

For further information

Gerd Götz
Philips Corporate Communications
Tel +31 20 59 77 213
email gerd.goetz@philips.com